November 17, 2005 - Filed by Compass Bancshares, Inc. - Pursuant to Rule 425 under the Securities Act of 1933, as amended - Subject Company: TexasBanc Holding Co. - Commission File No. 001-31272 - Dated: November 15, 2005

Private Securities Litigation Reform Act of 1995 Forward-Looking Statement Disclosure 1 This presentation may contain forward-looking statements, including statements about Compass Bancshares, Inc. ("Compass"), TexasBanc Holding Co. ("TexasBanc") and/or the combined company that involve inherent risks and uncertainties. These forward looking statements may include, among others, statements about expectations, strategic objectives, business prospects, plans, anticipated expenses and expense savings and financial results, future performance and other similar matters of Compass, TexasBanc and/or the combined company. Statements using such words as "may", "will", "expect", "could", "should" "would", "estimate", "believe", "plan", "anticipate", and similar expressions are forward looking statements and are subject to numerous assumptions, risks and uncertainties. A variety of factors may affect the operations, performance, business strategy and results of Compass, TexasBanc and/or the combined company and could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors include, but are not limited to, the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of TexasBanc shareholders to approve the merger; the risk that Compass and TexasBanc may not effect the proposed merger; the risk that Compass and TexasBanc will not be able to successfully integrate TexasBanc, including integration of information systems and retention of key personnel; the risk that the cost savings and revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; financial market volatility; the strength of the U.S. and Texas economies in general and the strength of the local economies in which Compass, TexasBanc and/or the combined company conduct operations and may be different than expected resulting in deteriorating credit quality or a reduced demand for credit; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; unanticipated regulatory or judicial proceedings or rulings; the impact of changes in accounting principles; actions and initiatives by current and potential competitors; the ability to retain key personnel; the failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities; and acts of terrorism or war. Additional factors that could cause Compass' and TexasBanc's results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Reports on Form 10-K of Compass, and in the Quarterly Reports on Form 10-Q of Compass filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this press release speak only as of the date of the filing, and Compass and TexasBanc do not undertake any obligation to update any such forward-looking statements to reflect new or changed events. Compass will file a registration Statement on Form S-4 that will include a proxy statement of TexasBanc and a prospectus of Compass and other relevant documents concerning the proposed merger with the Securities and Exchange Commission. Shareholders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Compass and TexasBanc, without charge, at the Securities and Exchange Commission's web site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ed Bilek, Compass Bancshares, Inc, 15 South 20th Street, Birmingham, AL, 35233, telephone 205-297-3331, or to Charles Cox, TexasBanc Holding Company, Inc., 2525 Ridgmar Boulevard, Fort Worth, TX, 76116, telephone 817-560-6400.

28th largest U.S. bank holding company $30.1 billion in total assets $20.8 billion in total loans $18.8 billion in total deposits 385 banking centers in a six-state region 17 consecutive years of record EPS Member of S&P 500 Index and Dow Jones Select Dividend Index Company Profile 2

Denver Albuquerque Tucson Phoenix San Antonio Austin Dallas/Ft. Worth Houston Mobile Montgomery Birmingham Gainesville Huntsville Jacksonville A Southwestern Powerhouse 163 offices in Texas* 89 offices in Alabama 73 offices in Arizona 42 offices in Florida 32 offices in Colorado 10 offices in New Mexico 409 offices Combined* At September 30, 2005 * Includes the pending acquisition of TexasBanc Holding Co. 3

EPS CAGR GAAP Operating 1 Yr 10% 10% 5 Yr 10% 10% 10 Yr 11% 11% 17 consecutive years of increased EPS GAAP & Operating EPS Are the Same Figures have been restated for pooling-of-interests and stock splits * Represents street mean estimate following the release of 3Q05 results Consistent EPS Growth 1989 1990 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05* DIVIDENDS 0.23 0.24 0.26 0.3 0.34 0.41 0.5 0.57 0.63 0.7 0.8 0.88 0.92 1 EARNINGS 0.4 0.49 0.62 0.76 0.92 1 1.12 1.23 1.38 1.52 1.82 1.9 2.11 2.42 2.69 2.95 3.25 '88 89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 3Q01 3Q02 '02 '03 2004 2005 Net interest income 136749 134701 136919 138044 142223 147548 151572 Noninterest income 46150 44845 49872 51882 51782 54012 56305 Total Revenue 242833 271643 321360 403653 486705 518408 524227 583944 647851 724169 797632 878174 Shares 71032 71055 70166 72824 75335 75383 74173 74463 74233 75392 75830 Shares - Split 106548 106583 105249 109236 113003 113075 111260 111695 111350 113088 113745 114441 Revenue per share 0.34 0.38 0.46 0.55 0.65 0.69 0.71 0.78 0.87 0.96 1.05 Fee Income 2.28 2.55 82 102.449 113.137 125.249 113.94 142.435 162.682 187.837 218.648 244.913 288.492 368.795 269.587 316.216 436.83 524.099 2.17 2.42 12% $2.17 $2.42 4

DPS CAGR 1 Yr 12% 5 Yr 10% 10 Yr 11% 24 consecutive years of increased dividends Figures have been restated for pooling-of-interests and stock splits. * In February 2005, Compass announced a 12 percent increase in the cash dividend. Consistent Dividend Growth 1989 1990 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05* DIVIDENDS 0.23 0.24 0.26 0.3 0.34 0.41 0.5 0.57 0.63 0.7 0.8 0.88 0.92 1 1.12 1.25 1.4 EARNINGS 0.4 0.49 0.62 0.76 0.92 1 1.12 1.23 1.38 1.52 1.82 1.9 2.11 2.42 5

Summary Income Statement In thousands, except per share data * Annualized NM - not meaningful 6

Period-End Balance Sheet Analysis In millions * Annualized ** Includes loans that have been securitized 7

Focused on Revenue Growth Ingrained Sales Culture 8

Consistent Revenue Growth '88 89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 3Q01 3Q02 '02 '03 '04 Net interest income 136749 134701 136919 138044 142223 147548 151572 Noninterest income 46150 44845 49872 51882 51782 54012 56305 Total Revenue 242833 271643 321360 403653 486705 518408 524227 583944 647851 724169 797632 878174 Shares 71032 71055 70166 72824 75335 75383 74173 74463 74233 75392 75830 Shares - Split 106548 106583 105249 109236 113003 113075 111260 111695 111350 113088 113745 114441 Revenue per share 0.34 0.38 0.46 0.55 0.65 0.69 0.71 0.78 0.87 0.96 1.05 Total REVENUE 2.28 2.55 413.824 497.964 532.135 539.622 601.152 666.563 746.345 822.808 921.615 1007.004 1194.654 867.767 1009.349 1361.685 1433.629 1502.082 $540 $1,502 In millions Figures have been restated for poolings of interests. Total revenue excludes securities, branch sale and securitization gains CAGR 1 Yr 5% 5 Yr 10% 10 Yr 11% '88 89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 3Q01 3Q02 '02 '03 2004 2005 Net interest income 136749 134701 136919 138044 142223 147548 151572 Noninterest income 46150 44845 49872 51882 51782 54012 56305 Total Revenue 242833 271643 321360 403653 486705 518408 524227 583944 647851 724169 797632 878174 Shares 71032 71055 70166 72824 75335 75383 74173 74463 74233 75392 75830 Shares - Split 106548 106583 105249 109236 113003 113075 111260 111695 111350 113088 113745 114441 Revenue per share 0.34 0.38 0.46 0.55 0.65 0.69 0.71 0.78 0.87 0.96 1.05 Fee Income 2.28 2.55 82 102.449 113.137 125.249 113.94 142.435 162.682 187.837 218.648 244.913 288.492 368.795 269.587 316.216 436.83 524.099 1113.039 1217.546 $1,113 $1,218 1% 11% 11% 12% 10% 12% 9% 19% 14% 5% 5% 9% 9

Net Interest Income & Margin (TE) 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 Net Interest Income 167539 169513 173782 182888 182386 184427 189246 202400 210378 228883 234.937 229.779 231.799 232.743 228.22 224.269 231.166 229.574 223.739 227.6 227.413 236.617 237.178 241.08 251.152 Net Interest Margin 0.045 0.0437 0.043 0.0431 0.0429 0.0402 0.0392 In millions TE = Taxable equivalent * Annualized linked quarter percentage growth NIM - QTD 3.54% 3.63% 3.66% 3.60% 3.62% Avg loans* 10% 14% 7% 12% 17% Avg earning assets* (1)% 6% 5% 9% 10% 10

9/30/05 NII EPS Up 100 Basis Points* 1.2% $12 $0.06 Interest Rate Sensitivity Dollars in millions *Change in net interest income over the next 12 months given a gradual and sustained shift in rates and a static balance sheet. Gradual Change in Interest Rates 11 6/30/05 NII EPS Up 100 Basis Points* 0.9% $8 $0.04

Accelerating Fee Income Growth In millions Figures have been restated for poolings of interests. Fee income excludes securities, branch sale and securitization gains CAGR 1 Yr 13% 5 Yr 19% 10 Yr 18% '88 89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 3Q01 3Q02 '02 '03 '04 Net interest income 136749 134701 136919 138044 142223 147548 151572 Noninterest income 46150 44845 49872 51882 51782 54012 56305 Total Revenue 242833 271643 321360 403653 486705 518408 524227 583944 647851 724169 797632 878174 Shares 71032 71055 70166 72824 75335 75383 74173 74463 74233 75392 75830 Shares - Split 106548 106583 105249 109236 113003 113075 111260 111695 111350 113088 113745 114441 Revenue per share 0.34 0.38 0.46 0.55 0.65 0.69 0.71 0.78 0.87 0.96 1.05 Fee Income 2.28 2.55 82 102.449 113.137 125.249 113.94 142.435 162.682 187.837 218.648 244.913 288.492 368.795 269.587 316.216 436.83 524.099 590.254 $114 $590 (9)% 25% 14% 15% 16% 12% 18% 28% 18% 20% 13% $491 '88 89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 3Q01 3Q02 '02 '03 2004 2005 Net interest income 136749 134701 136919 138044 142223 147548 151572 Noninterest income 46150 44845 49872 51882 51782 54012 56305 Total Revenue 242833 271643 321360 403653 486705 518408 524227 583944 647851 724169 797632 878174 Shares 71032 71055 70166 72824 75335 75383 74173 74463 74233 75392 75830 Shares - Split 106548 106583 105249 109236 113003 113075 111260 111695 111350 113088 113745 114441 Revenue per share 0.34 0.38 0.46 0.55 0.65 0.69 0.71 0.78 0.87 0.96 1.05 Fee Income 2.28 2.55 82 102.449 113.137 125.249 113.94 142.435 162.682 187.837 218.648 244.913 288.492 368.795 269.587 316.216 436.83 524.099 436.908 491.144 12% $437 12

Noninterest Income In millions Totals may not add due to rounding NM = Not meaningful * Annualized ** Excluding gains on sales of investment securities 13

Improved Revenue Mix Fee Income to Total Revenue '88 89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 3Q01 3Q02 '02 '03 '04 '05 Net interest income 136749 134701 136919 138044 142223 147548 151572 Noninterest income 46150 44845 49872 51882 51782 54012 56305 Total Revenue 242833 271643 321360 403653 486705 518408 524227 583944 647851 724169 797632 878174 Shares 71032 71055 70166 72824 75335 75383 74173 74463 74233 75392 75830 Shares - Split 106548 106583 105249 109236 113003 113075 111260 111695 111350 113088 113745 114441 Revenue per share 0.34 0.38 0.46 0.55 0.65 0.69 0.71 0.78 0.87 0.96 1.05 Total REVENUE 2.28 2.55 413.824 497.964 532.135 539.622 601.152 666.563 746.345 822.808 921.615 1007.004 1194.654 867.767 1009.349 1361.685 Fee Income to Total Revenue 0.227 0.235 0.211 0.237 0.244 0.252 0.266 0.266 0.286 0.309 0.321 0.366 0.393 0.403 Figures have been restated for poolings of interests. Fee income and total revenue excludes securities, branch sale and securitization gains Percent 21.1% 23.7% 24.4% 25.2% 26.6% 26.6% 28.6% 30.9% 32.1% 36.6% 39.3% 40.3% 14

Noninterest Expense Dollars in millions Totals may not add due to rounding NM = Not meaningful * Annualized 15

Focused on Revenue Growth Leveraging Investments in Franchise Ingrained Sales Culture 16

Enhanced Texas Distribution Network 17 Combined Dallas-Fort Worth-Arlington Franchise Largest independent commercial bank headquartered in Fort Worth #4 combined deposit market share in Metroplex Accelerates expansion in key market through the addition of 24 banking centers Significant opportunities for revenue enhancements - none assumed in financial assumptions Low risk transaction that is slightly GAAP accretive in 2006

Top Demographic Profile Among Peers1 Large MSAs defined as having over 100,000 households High growth markets defined as large MSAs with projected 2005-2010 household growth rates higher than the US average 1 Banks with market caps between $5 and $15 billion Source: SNL Financial Pro Forma Compass ZION / ABNK SNV ASO FHN MI HBAN UB CMA MTB KEY BNK 0.113 0.11 0.091 0.086 0.077 0.065 0.064 0.057 0.055 0.037 0.034 0.033 Weighted Average 2005-2010 Household Growth in Large MSAs 68% of Deposits in Large, High-Growth Markets U.S. Avg. = 6.8% 18

Compass: Primarily a Texas-Based Franchise1 Almost 43% of Deposits are in Texas TX AZ FL CO NM AL Deposits 0.427 0.13 0.087 0.033 0.016 0.307 TX AZ FL CO NM AL Deposits 0.399 0.178 0.103 0.078 0.024 0.218 78% of Banking Centers are in High-Growth States States with Projected Household Growth Above US Average States with Projected Household Growth Below US Average At June 30, 2005 1 Pro forma Compass and TexasBank 19

Highly Attractive Markets 2005-2010 Projected Household Growth Rate Source: SNL Securities FDIC Summary of Deposits at June 30, 2005, excludes USAA, Countrywide and savings associations 9 out of 10 pro forma market positions in higher growth MSAs U.S. Avg. = 6.8% Deposit Market Share 5.4% 2.8% 4.2% 2.7% 3.4% 7.4% 1.9% 3.5% 1.4% 12.8% Rank 5 7 4 5 4 4 7 6 10 3 20 Austin Phoenix Jacksonville Houston Dallas-Ft. Worth-Arlington Tucson San Antonio Albuquerque Denver Birmingham 0.158 0.158 0.146 0.142 0.133 0.106 0.103 0.101 0.097 0.049

Data is for retail banking division only New Personal & Small Business Checking Accounts ('000) 21 1997 1998 1999 2000 2001 2002 2003 2003* 2004 9 mo. '04 9 mo. '05 Small Business Checking Accounts 2.934 27.857 32.458 43.607 64.435 75.315 58.413 56.021 Personal Checking Accounts -12532 28.344 26.661 162.558 212.341 273.651 321.968 67.718 347.814 279.818 293.387

Period-End Deposits In millions Totals may not add due to rounding * Annualized 22

Strong Credit Culture Low Risk Profile 23

Strong Credit Culture 24 Four members of Management Committee sit on Credit Committee including Chairman & CEO Approve all relationships of $10 million or more Review all relationships between $1 and $10 million Chief Credit Officer has 39 years of experience - all at Compass Maintain low "house" lending limits No significant industry concentrations Do not loosen credit standards in a soft economy

'80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 NCO's to Avg Loans 0.01 0.0099 0.0067 0.0032 0.002 0.0028 0.0031 0.0045 0.0037 0.0056 0.0053 0.0088 0.0056 0.0022 0.0015 0.0017 0.0025 0.0027 0.0035 0.0028 0.0047 0.0062 0.0063 0.0062 0.0051 0.0046 NPA's to Loans & OREO 0.0302 0.0263 0.026 0.0179 0.0106 0.0067 0.0101 0.0099 0.009 0.0211 0.0184 0.0167 0.013 0.0077 0.0033 0.0035 0.0039 0.0041 0.0055 0.0076 0.0084 0.0067 0.006 0.0055 0.0037 0.0031 Historical Perspective on Asset Quality Data is based upon originally reported figures. 2005 2005 Net Charge-Off Ratio 0.46% Allowance to Loans ratio 1.25% Nonperforming Asset Ratio 0.31% Allowance to NPLs 511% 25

Source: Lehman Brothers Consistent Credit Performance '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 COMPASS 0.0141 0.0077 0.0035 0.0035 0.0038 0.004 0.0055 0.0072 0.0084 0.0068 0.006 0.0055 0.0037 0.0031 Top 30 Banks 0.0232 0.0161 0.0094 0.0077 0.0077 0.0068 0.007 0.0072 0.0091 0.012 0.0124 0.0099 0.0056 0.0047 Favorable Industry Comparison Low authority level throughout organization Diverse and granular portfolios Three primary rating agencies have either upgraded ratings/raised outlook over past 2+ yrs 26

Asset Quality- NPAs In millions Totals may not add due to rounding * Amounts/ratios shown exclude $3.3 million (3Q05) and $4.1 million (2Q05) of nonaccrual SBA loans that are government guaranteed. 27

Asset Quality- Net Charge-Offs In millions Totals may not add due to rounding 28

Period-End Loans In millions Totals may not add due to rounding * Annualized 29

Building Relationships Through Sales and Service 30

Over 97% of new customers would refer Compass to a friend Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan Feb 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 Compass Mystery Shop Scores 83.77 84.38 82.28 86.35 86.78 86 85.07 85.76 87.06 85.59 87.55 86.95 87.91 86.78 83.5 84.4 85.8 86.3 87.4 87.7 89.4 88.3 91.2 92.5 94.3 92.8 92.1 91.6 88.1 90.7 83.9 84.6 83 Competition Scores 79.37 80.4 79.83 75.65 80.29 79.4 80.4 82 76.5 80.1 79.7 73.8 81.4 77.8 80 81.4 76.9 82.1 83 79.1 82.8 72.8 73.1 68.8 Note: New customer service standards were added during 3Q04 and a new scoring system implemented in 2005 Focused on Customer Service 31 New Scoring System Implemented

Source: Greenwich research as of November 2004. Data is based on cash management customers with annual sales of $10 - $50 million * Small businesses are defined as businesses with annual sales of $1 - $10 million (August 2005) Company Compass Bank of America SW Bank of Texas Bank One JP Morgan Chase Comerica Wells Fargo Wachovia AmSouth SunTrust Cash Management Services Excellent/Above Average Website Performance Houston 93% 91% 94% 72% 88% - 82% - - - Dallas 87% 79% - 79% 77% 82% 85% - - - Phoenix 100% 87% - 78% - - 84% - - - Jacksonville 100% 88% - - - - - 75% 67% 91% 32 Recipient of Greenwich Excellence Awards for Overall Customer Satisfaction Nationally and in the West region for serving small businesses.*

Outlook Compass Bancshares, Inc. 33

2005 Expectations 2005 Estimates at 10/14/05 Street EPS Range $3.15 - $3.28 Mean $3.24 Mean (at 11/9/05) $3.25 Source: First Call 34

Source: Bloomberg Total shareholder return, including the reinvestment of dividends. Consistent Performance is Rewarded '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 CBSS 0 1.0618 1.6224 1.5398 1.646 3.1038 4.1024 7.606 6.6938 6.0078 6.7749 8.5155 9.8504 13.3406 16.8147 17.9578 SPX 0 0.3 0.3967 0.5353 0.555 1.1321 1.6157 2.4816 3.4682 4.4014 3.9135 3.3313 2.3799 3.3382 3.804 3.9385 BIX 0 0.5595 0.9691 1.1033 0.9194 1.9543 3.0376 4.7274 4.9393 3.9887 4.7511 4.5879 4.371 5.5933 6.3104 5.6941 Annualized Return CBSS = 21.92% BIX = 13.66% SPX = 11.36% Total Shareholder Return 35